UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

Room 102, 23-1 Wanghai Road

Xiamen Software Park Phase 2

Siming District, Xiamen City, Fujian Province 361008

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Mr. Renrong Zhu

To fill in the vacancy created by Ms. Rogndi Zhang’s resignation, on December 1, 2021, the board of directors of Pop Culture Group Co., Ltd (the “Company”) appointed Mr. Renrong Zhu as the Chief Financial Officer of the Company, effective December 1, 2021.

Mr. Renrong Zhu, age 43, served as (i) the Chief Financial Officer, Secretary, and Vice President of Xiamen For-Win Technology Co., Ltd. (NEEQ: 836460), a Chinese company engaged in intellectual property-related services, between July 2015 and November 2021, (ii) the General Manager of Xiamen Macquarie Investment Management Co., Ltd. between January 2013 and June 2015, and (iii) the Assistant General Manager and General Manager of Shanghai Meilai Investment Management Co., Ltd. between June 2009 and December 2012. Mr. Zhu is a member of the Chinese Institute of Certified Public Accountants and received his bachelor’s degree in Taxation from Jimei University in 2001.

On December 1, 2021, the Company and Mr. Zhu entered into an Employment Agreement (the “Employment Agreement”), pursuant to which Mr. Zhu will be compensated at a rate of $60,000 per annum. The Employment Agreement provides for an initial term of employment of three years and will automatically renew for successive one-year terms unless it is earlier terminated by the Company or Mr. Zhu. The Company may terminate the Employment Agreement (i) at any time for cause or (ii) with a one-month written notice or by payment of one month’s salary in lieu of notice without cause. Mr. Zhu may terminate the Employment Agreement (i) with a one-month written notice to the Company or (ii) through an alternative arrangement if approved by the board of directors of the Company. The Employment Agreement contains customary confidentiality and non-disclosure provisions. The foregoing summary of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement, a copy of which is filed as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K.

There are no family relationships between Mr. Zhu and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Zhu and any other person pursuant to which Mr. Zhu was appointed as an officer of the Company. To the best knowledge of the Company, neither Mr. Zhu nor any of his immediate family members is a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: December 7, 2021	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement dated December 1, 2021 by and between Pop Culture Group Co., Ltd and Renrong Zhu

3